NEWS RELEASE

INTEROIL ANNOUNCES INCREASED GAS FLOW RATE AT
ELK-4 WELL IN PAPUA NEW GUINEA

August 25, 2008 - InterOil Corporation (IOL: TSX) (IOC: AMEX) (IOC: POMSoX), a Canadian company with operations in Papua New Guinea advises that acid stimulation at the Elk-4 well has resulted in a significant increase in its test gas flow rate. The well was tested at 86 million standard cubic feet (mmscf) per day, an increase of approximately 36.5%.

Based on the condensate ratio measured earlier, the well was tested as able to produce at an estimated 18 barrels of condensate per million cubic feet which would equate to 1,540 bbls per day and is consistent with the estimated rate of 18 barrels per mmscf produced during previous testing at the Elk-4.

“We are exceptionally pleased with these test results obtained from the Antelope structure in the Elk-4 well confirming improved deliverability. The Elk-4 well on test, has recorded the second highest gas flow rate for a well in Papua New Guinea. These latest results are very encouraging as we prepare to drill the Antelope-1 well. Decommissioning at the Elk-4 well site has commenced and the rig will be mobilized to the Antelope-1 well which is targeted for drilling in the 4th quarter of 2008,” said Mr. Phil Mulacek, Chairman and CEO of InterOil.

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.

InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollar and on the American Stock Exchange under the symbol IOC in US dollars.

For more information please see the InterOil website at: www.interoil.com.

For Investor Relations enquiries:

Anesti Dermedgoglou
V.P., Investor Relations
InterOil Corporation
Anesti@interoil.com
Cairns, Qld Australia
Phone: +617 4046 4600

InterOil News Release

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the inherent uncertainty of oil and gas exploration activities; the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services; the Company’s ability to finance the development of its LNG facility; the Company’s ability to timely construct and commission the LNG facility; political, legal and economic risks in Papua New Guinea; landowner claims; weather conditions and unforeseen operating hazards; the impact of legislation regulating emissions of greenhouse gases; and the risk factors discussed in the Company’s filings with the Securities and Exchange Commission, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F. In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk 4 well will ultimately be able to be extracted and sold commercially.

We currently have no resources or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The Company includes in this news release information that the SEC's guidelines strictly prohibit the Company from including in filings with the SEC. Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov.

InterOil News Release